Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
September 4, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Sonia Barros

Re:	EpiCept Corporation Registration Statement on Form S-3 File No. 333-145561 Filed August 17, 2007
Ladies and Gentlemen:
              On behalf of our client, EpiCept Corporation (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission our response to the Staff’s letter dated August 29, 2007, regarding the Registration Statement on Form S-3 (the “Registration Statement”) of the Company (File No. 333-145561, together with exhibits thereto).
            Set forth below in bold are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.
            General
1.	Please provide us an analysis supporting your determination that you meet the requirements to use Form S-3 for a primary offering. If you are not eligible to use Form S-3 for a primary offering, please amend your registration statement onto a form that you are eligible to use.
The Company has determined that, at the time of the original filing of the Registration Statement, it met the requirements to use Form S-3 for a primary

EpiCept Corporation
September 4, 2007

offering. Pursuant to General Instruction I.B.1., to be eligible to use Form S-3, a registrant’s aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant must be greater than $75 million, which shall be computed using the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity, as of a date within 60 days prior to the date of filing. On June 19, 2007, a date within 60 days prior to the date of the August 17, 2007 filing of the Registration Statement, (a) the price at which the Company’s common equity was last sold was $2.72, and (b) there were 27,664,791 shares of common equity held by non-affiliates of the Company. Therefore, on the date of filing, the Company had an aggregate market value of common equity held by non-affiliates of over $75 million. In addition, the Company notes that it satisfies the other requirements for use of Form S-3.
2.	We note the registration statement covers a primary offering and a secondary offering. Please revise throughout the filing, including in the registration fee table, to specify the dollar amount for each offering and the number of shares for the secondary offering.
The Registration Statement has been revised to remove references to secondary offerings in response to the Staff’s comment.
3.	Please provide the information required by Item 507 of Regulation S-K in a pre-effective amendment, including a description of the private placements in which the securities were issued to the selling securityholders. You do not appear eligible to provide this information in prospectus supplements or post-effective amendments because it appears you do not satisfy the conditions of Rule 430B(b).
As noted in the response to the Staff’s comment #2, above, the Company does not intend to register securities to be offered by selling securityholders. Therefore, all references to selling securityholders have been deleted in the Registration Statement.
            We would very much appreciate receiving the Staff’s comments, if any, at your earliest convenience. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8971.

Sincerely yours,
/s/ Alexander D. Lynch
Alexander D. Lynch, Esq.

cc:	John V. Talley